Exhibit 99.1

Macquarie CountryWide—Regency II, LLC

All other schedules are omitted because of the absence of conditions under which they are required, materiality or because information required therein is shown in the consolidated financial statements or notes thereto.

Report of Independent Auditors

To the Members of

Macquaire Countrywide-Regency II, LLC:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of members’ capital and of cash flows present fairly, in all material respects, the financial position of Macquaire Countrywide-Regency II, LLC and its subsidiaries (collectively the “Company”) at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

McLean, Virginia

March 31, 2010

Macquarie CountryWide - Regency II, LLC

Consolidated Balance Sheets

December 31, 2009 and 2008 (unaudited)

(in thousands)

	2009	2008
		(unaudited)
Assets
Real estate investments, at cost (note 3):
Land	$714,652	$748,485
Buildings and improvements	1,686,575	1,728,704
Construction in progress	1,013	15,534

	2,402,240	2,492,723
Less: accumulated depreciation	318,544	248,793

Net real estate investments	2,083,696	2,243,930

Cash and cash equivalents	12,730	13,806
Restricted cash	1,830	1,836
Tenant receivables, net of allowance for doubtful accounts of $4,238 and $1,364, respectively	37,077	37,293
Deferred costs, less accumulated amortization of $14,646 and $9,800, respectively	15,924	15,089
Acquired lease intangible assets, less accumulated amortization of $167,348 and $152,743, respectively (note 5)	42,325	57,022
Other assets	3,363	2,515

Total assets	$2,196,945	$2,371,491

Liabilities and Members’ Capital
Liabilities:
Mortgages payable (notes 6 and 8)	$1,491,640	$1,477,409
Accounts payable and other liabilities (note 11)	46,238	46,959
Acquired lease intangible liabilities, less accumulated accretion of $57,710 and $50,443, respectively (note 5)	26,307	33,717
Tenants’ security deposits	4,831	4,912
Derivative instruments (note 7)	—	1,281

Total liabilities	1,569,016	1,564,278

Members’ capital (note 9):
Macquarie CountryWide (US) No. 2, LLC	188,379	605,410
Regency Centers, L.P.	156,982	200,996
Macquarie - Regency Management, LLC	—	807
Global Retail Investors, LLC	282,568	—

Total members’ capital	627,929	807,213

Total liabilities and members’ capital	$2,196,945	$2,371,491

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie CountryWide - Regency II, LLC

Consolidated Statements of Operations

For the years ended December 31, 2009, 2008 (unaudited), and 2007 (unaudited)

(in thousands)

	2009	2008	2007
		(unaudited)	(unaudited)
Revenues:
Minimum rent (note 10)	$173,840	$176,519	$173,584
Recoveries from tenants	53,941	55,390	54,859
Gain on sale of properties and outparcels	—	117	—

Total revenues	227,781	232,026	228,443

Operating expenses:
Depreciation and amortization	84,126	90,492	99,491
Operating and maintenance	22,560	22,273	22,778
General and administrative (note 1)	3,868	1,938	1,955
Real estate taxes	30,870	30,586	28,274
Property management fees (note 11)	8,010	7,891	6,457
Provision for doubtful accounts	5,520	1,274	504
Loss on sale of properties and outparcels	329	—	—
Provision for impairment	104,416	—	—

Total operating expenses	259,699	154,454	159,459

Other expense:
Interest expense, net of interest income of $98, $668, and $1,382, respectively	78,892	78,788	78,555
Early extinguishment of debt	78	—	—

Total other expense	78,970	78,788	78,555

Net loss from continuing operations	(110,888)	(1,216)	(9,571)

Discontinued operations, net (note 4):
Operating loss from discontinued operations	(131)	(213)	(1,931)
Gain on sale of operating properties	—	8,870	560
Early extinguishment of debt	—	(1,692)	(173)

Net (loss) income from discontinued operations	(131)	6,965	(1,544)

Net (loss) income	$(111,019)	$5,749	$(11,115)

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie CountryWide - Regency II, LLC

Consolidated Statements of Changes in Members’ Capital and Comprehensive Income (Loss)

For the years ended December 31, 2009, 2008 (unaudited), and 2007 (unaudited)

(in thousands)

	Macquarie CountryWide (US) No. 2, LLC	Regency Centers, L.P.	Macquarie - Regency Management, LLC	Global Retails Investors, LLC	Total Members’ Capital
Balance at December 21, 2006 (unaudited)	$715,008	$237,383	$953	$—	$953,344
Comprehensive Income (Loss):
Net (loss) income	(15,806)	(2,768)	7,459	—	(11,115)
Change in fair value of derivative instruments	(624)	(207)	(1)	—	(832)

Total comprehensive loss					(11,947)
Cash distributions from sale of real estate	(1,840)	(611)	(2)	—	(2,453)
Cash distributions from operations	(48,170)	(15,993)	(64)	—	(64,227)
Preferred cash distribution	7,470	—	(7,470)	—	—

Balance at December 31, 2007 (unaudited)	656,038	217,804	875	—	874,717
Comprehensive Income (Loss):
Net (loss) income	(3,555)	1,432	7,872	—	5,749
Change in fair value of derivative instruments	(336)	(112)	—	—	(448)

Total comprehensive income					5,301
Cash distributions from sale of real estate	(13,422)	(4,456)	(18)	—	(17,896)
Cash distributions from operations	(41,182)	(13,672)	(55)	—	(54,909)
Preferred cash distribution	7,867	—	(7,867)	—	—

Balance at December 31, 2008 (unaudited)	605,410	200,996	807	—	807,213
Members’ ownership change	(294,357)	654	(654)	294,357	—
Comprehensive Income (Loss):
Net (loss) income	(85,571)	(26,932)	4,814	(3,330)	(111,019)
Change in fair value of derivative instruments	797	320	1	163	1,281

Total comprehensive loss					(109,738)
Contribution of real estate, net of liabilities assumed, at fair value	(2,775)	(922)	(4)	—	(3,701)
Cash distribution from debt re-financing	(3,212)	(1,066)	(4)	—	(4,282)
Cash distributions from operations	(37,354)	(15,349)	(42)	(8,818)	(61,563)
Preferred cash distribution	5,441	(719)	(4,918)	196	—

Balance at December 31, 2009	$188,379	$156,982	$—	$282,568	$627,929

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie CountryWide - Regency II, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2009, 2008 (unaudited), and 2007 (unaudited)

(in thousands)

	2009	2008	2007
		(unaudited)	(unaudited)
Cash flows from operating activities:
Net (loss) income	$(111,019)	$5,749	$(11,115)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	84,126	92,467	106,391
Net amortization and accretion of above and below market lease intangibles	(4,458)	(5,466)	(5,783)
Amortization of deferred loan costs and debt premium	1,097	1,058	1,141
Net gain on sale of real estate investments	—	(8,870)	(560)
Net loss (gain) on sale of outparcels	329	(117)	—
Provision for doubtful accounts	5,599	1,304	507
Provision for impairment	104,416	—	—
Dead deal costs	1,333	—	—
Early extinguishment of debt	(35)	1,692	173
Changes in assets and liabilities:
Tenant receivables, net	(5,337)	(36)	(7,875)
Accounts payable and other liabilities	(719)	(1,212)	4,973
Other assets	(848)	(226)	(218)

Net cash provided by operating activities	74,484	86,343	87,634

Cash flows from investing activities:
Restricted cash	6	(295)	956
Deferred leasing costs	(5,256)	(5,138)	(4,950)
Proceeds from sale of real estate investments	982	50,399	2,326
Capital improvements	(9,022)	(28,682)	(17,065)

Net cash (used in) provided by investing activities	(13,290)	16,284	(18,733)

Cash flows from financing activities:
Cash distributions to members	(65,845)	(72,805)	(66,680)
Proceeds from mortgage payables	7,500	—	—
Repayments on mortgage payables	(3,500)	(32,315)	—
Scheduled principal payments on mortgage payables	(97)	(439)	(140)
Deferred loan costs	(217)	(69)	(291)
Security deposits	(111)	132	24

Net cash used in financing activities	(62,270)	(105,496)	(67,087)

Net (decrease) increase in cash and cash equivalents	(1,076)	(2,869)	1,814

Cash and cash equivalents at beginning of the year	13,806	16,675	14,861

Cash and cash equivalents at end of the year	$12,730	$13,806	$16,675

Supplemental disclosure of cash flow information:

Cash paid for interest	$76,999	$79,893	$83,151

Supplemental disclosure of non-cash transactions:

Liabilities contributed, net of real estate (note 3)	$(3,701)	$—	$—

Mortgage loan transferred in sale of real estate	$—	$53,674	$—

Mortgage debt assumed in connection with contribution of real estate	$—	$—	$10,500

Change in fair value of derivative instrument	$1,281	$(448)	$(832)

Accrued PP & E	$678	$1,158	$1,202

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

1.	Summary of Significant Accounting Policies

(a)	Organization and Principles of Consolidation

General

Macquarie Countrywide - Regency II, LLC (“the Company”) was formed on June 1, 2005, for the purpose of owning, acquiring, managing, leasing, financing and ultimately disposing of commercial real estate properties, primarily grocery-anchored neighborhood shopping centers. The operations of the Company are governed by the Limited Liability Company Agreement of Macquarie Countrywide - Regency II, LLC (the “Agreement”). At December 31, 2009, the Company owned 86 shopping centers.

Ownership of the Company

At formation, the Company was 64.95% owned by Macquarie Countrywide (US) No. 2, LLC (“MCW”) and 34.95% owned by Regency Centers, L.P. (“RCLP” or “Regency”) and 0.1% owned by Macquarie-Regency Management (“MRM”). MCW is a wholly owned subsidiary of Macquarie Countrywide Trust of Australia. RCLP is a consolidated subsidiary of Regency Centers Corporation. MRM was owned by Macquarie Real Estate Inc. (50%) and RCLP (50%).

On January 1, 2006, RCLP sold 10.05% of its interest in the Company to MCW. After the sale, the Company was 75% owned by MCW and 24.9% owned by RCLP and 0.1% owned by MRM.

On July 17, 2009, MCW announced that it agreed to sell 60% of its partnership interest in the Company to Global Retail Investors LLC (“GRI”), a joint venture between the California Public Employees’ Retirement System (“CalPERS”) and an affiliate of First Washington Realty, Inc., in two closings. The initial closing was completed on July 31, 2009, with MCW selling 45% of its 75% interest to GRI. As part of the closing, Regency acquired MRM’s 0.1% ownership of the Company. The transaction increased Regency’s ownership in the Company to 25% from 24.95%. MCW, RCLP, MRM, and GRI are hereafter referred to collectively as the Members. At the second closing, GRI will acquire from MCW, an incremental 15% interest increasing its total ownership in the Company to 60%. The Company expects this to occur once the existing mortgage lenders consent to the transaction or MCW prepays the mortgage loans. Regency will retain asset management, property management, and leasing responsibilities. As part of the agreement, Regency has the option to acquire up to an additional 15% interests in the partnership from MCW.

In November 2009, Regency exercised its option to acquire the additional 15% interest in the Company which will increase its total ownership to 40%. Closing is contingent upon obtaining lender consents.

As of December 31, 2009, the Company was 45% owned by GRI, 30% owned by MCW, and 25% owned by RCLP.

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

Method of Accounting

The accompanying consolidated financial statements are prepared on the accrual basis of accounting.

Estimates, Risks, and Uncertainties

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates in the Company’s financial statements relate to the carrying values of its investments in real estate and tenant receivables, net. Each of these items could be significantly affected by the continued weak economy.

Because of the adverse conditions that exist in the real estate markets, as well as, the credit and financial markets, it is possible that the estimates and assumptions that have been utilized in the preparation of the consolidated financial statements could change significantly. Specifically as it relates to the Company’s business, the current weak economic period is expected to result in a higher level of retail store closings nationally, which could reduce the demand for leasing space in the Company’s shopping centers and result in a decline in occupancy and rental revenues in its real estate portfolio.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

(b)	Revenues

The Company leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the non-cancellable lease period regardless of when payments are due. Rental income has been adjusted to reflect the effects of recognized rent on a straight-line basis.

Substantially all of the lease agreements with anchor tenants contain provisions that provide for additional rents based on tenants’ sales volume (percentage rent) and reimbursement of the tenants’ share of real estate taxes, insurance, and common area maintenance (“CAM”) costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Recovery of real estate taxes, insurance, and CAM costs are recognized as the respective costs are incurred in accordance with the lease agreements.

As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

the improvements or the lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease. When the Company is the owner of the leasehold improvements, recognition of lease revenue commences when the lessee is given possession of the leased space upon completion of tenant improvements. However, when the leasehold improvements are owned by the tenant, the lease inception date is the date the tenant obtains possession of the leased space for purposes of constructing its leasehold improvements, and revenue recognition begins on this date.

(c)	Real Estate Investments

Land, buildings, and improvements are recorded at their respective fair value and carried at cost. Major additions and improvements to real estate investments are capitalized to the property accounts, while replacements, maintenance, and repairs that do not improve or extend the useful lives of the respective assets are recorded in operating and maintenance expense.

The Company incurs costs including contract deposits, as well as legal, engineering, and other external professional fees related to evaluating the feasibility of developing or re-developing a shopping center. These pre-development costs are included in construction in progress in the accompanying Consolidated Balance Sheets. If the Company determines that the development or re-development of a particular shopping center is no longer probable, any related pre-development costs previously capitalized are immediately expensed in general and administrative expenses in the accompany Consolidated Statements of Operations. During the year ended December 31, 2009, the Company expensed pre-development costs of $1.3 million. There were no pre-development costs expensed during the year ended December 31, 2008 and 2007.

Depreciation is computed using the straight-line method over estimated useful lives of up to 40 years for buildings and improvements, and over the shorter of the useful life or the lease term for tenant improvements.

The Company allocates the purchase price of assets acquired (net tangible and identifiable intangible assets) and liabilities assumed based on their relative fair values at the date of acquisition. The Company’s methodology for this allocation includes estimating an “as-if vacant” fair value of the physical property, which is allocated to land, building, and improvements. The difference between the purchase price and the “as-if vacant” fair value is allocated to intangible assets. There are three categories of intangible assets considered: (i) value of in-place leases, (ii) above and below-market value of in-place leases, and (iii) customer relationship value.

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases compared to the acquired in-place leases as well as the value associated with lost rental and recovery revenue during the assumed lease-up period. The value of in-place leases is recorded to amortization expense over the remaining initial term of the respective leases.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market leases is amortized as a reduction of minimum rent over the remaining terms of the respective leases and the value of below-market leases is accreted to minimum rent over the remaining terms of the respective leases, including below-market renewal options, if applicable. If a tenant exercises an option to renew a lease as per the lease agreement, the Company capitalizes any related leasing commissions and recognizes any related option fees as agreed upon. The Company does not allocate value to customer relationship intangibles if it or Regency has pre-existing business relationships with the major retailers in the acquired property since they do not provide incremental value over the Company’s existing relationships.

The Company classifies an operating property as held-for-sale when it determines that the property is available for immediate sale in its present condition, the property is being actively marketed for sale, and management believes it is probable that a sale will be consummated within one year. Given the nature of all real estate sales contracts, it is not unusual for such contracts to allow prospective buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements, often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period, or may not close at all. Therefore, any properties categorized as held-for-sale represent only those properties that management has determined are probable to close within the requirements set forth above. Operating properties held-for-sale are carried at the lower of cost or fair value less costs to sell. The recording of depreciation and amortization expense is suspended during the held-for-sale period. If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a property previously classified as held-for-sale, the property is reclassified as held and used and is measured individually at the lower of its (i) carrying amount before the property was classified as held-for-sale, adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used or (ii) the fair value at the date of the subsequent decision not to sell. Any required adjustment to the carrying amount of the property reclassified as held and used is included in income from continuing operations in the period of the subsequent decision not to sell. If a property is reclassified as held and used, the results of operations of the property previously reported in discontinued operations are reclassified and included in income from continuing operations for all periods presented.

When the Company sells a property or classifies a property as held-for-sale and will not have significant continuing involvement in the operation of the property, the operations of the property are eliminated from ongoing operations and classified in discontinued operations. Its operations, including any mortgage interest and gain on sale, are reported in

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

discontinued operations so that the operations are clearly distinguished. Prior periods are also reclassified to reflect the operations of the property as discontinued operations. No properties were classified as held-for-sale at December 31, 2009 or 2008.

The Company reviews its real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For properties to be “held and used” for long term investment, the Company estimates undiscounted future cash flows over the expected investment term including the estimated future proceeds from the sale at the end of the investment period. Future sales proceeds are generally determined by applying a market-based capitalization rate to the estimated future net operating income in the final year of the expected investment term. If after applying this method a property is determined to be impaired, the Company determines the provision for impairment based upon applying a market capitalization rate to current estimated net operating income as if the sale were to occur immediately. For properties “held-for-sale”, the Company estimates current resale values through appraisal information and other market data, less expected costs to sell. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy for those markets in which the Company operates, the Company’s estimated holding period of the property, tenant credit quality, and demand for new retail stores. If as a result of a change in the Company’s strategy for a specific property which the Company owns, a property previously classified as held and used is changed to held-for-sale, or if its estimated holding period changes, such change could cause the Company to determine that the property is impaired and a provision for impairment would be recorded by the Company. During 2009, the Company established a provision for impairment of $104.4 million. No impairment was recorded for the years ended December 31, 2008 or 2007. See Note 8 for further discussion.

(d)	Cash and Cash Equivalents

Any instruments that have an original maturity of 90 days or less when purchased are considered cash equivalents. At times, cash and cash equivalent balances may exceed the insurance limit of the Federal Deposit Insurance Corporation. Management believes it mitigates its risk of loss by investing in or through major financial institutions.

(e)	Restricted Cash

Restricted cash includes amounts restricted and held in escrow for tenant improvements, taxes and insurance as required by the terms of related mortgages payables.

(f)	Tenant Receivables

Accrued rents are included in tenant receivables. The Company estimates the collectibility of the accounts receivable related to base rents, straight-line rents, expense reimbursements, and other revenue taking into consideration the Company’s experience in the retail sector, available internal and external tenant credit information, payment history, industry trends, tenant credit-worthiness, and remaining lease terms. In some cases, primarily related to straight-line rents, the ultimate collection of these amounts is associated with increased rents to be collected in future years which extend beyond one year. During 2009, the Company experienced an increase in tenant defaults, as well as, deterioration in

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

tenant receivable collection rates, as compared to historical collection rates. As a result, the Company increased its allowance for doubtful accounts based on its policy to both fully reserve for specifically identified tenant defaults and record an allowance based upon a percentage of aging of total revenues billed to its tenants. The following table reports allowance for doubtful accounts activity for the years ended December 31, 2009, 2008, and 2007 (in thousands):

	2009	2008	2007
Allowance for doubtful accounts at beginning of the year	$1,364	$1,165	$1,328
Provision for doubtful accounts	5,599	1,304	507
Write offs	(2,815)	(1,227)	(695)
Recoveries	90	122	25

Allowance for doubtful accounts at end of the year	$4,238	$1,364	$1,165

(g)	Deferred Costs

Deferred costs include leasing costs and loan costs, net of accumulated amortization. Deferred leasing costs are amortized using the straight-line method over the terms of the respective leases and deferred loan costs are amortized over the life of the related debt using the straight-line method, which approximates the effective interest method. If the lease is terminated early or if the loan is repaid prior to maturity, the remaining leasing costs or loan costs are written off. Deferred leasing costs consist of external commissions associated with leasing the Company’s shopping centers. Net deferred leasing costs were $14.0 million and $12.2 million at December 31, 2009 and 2008, respectively. Deferred loan costs consist of initial direct and incremental costs associated with financing activities and are included as a component of interest expense. Net deferred loan costs were $1.9 million and $2.9 million at December 31, 2009 and 2008, respectively, and are included in interest expense.

(h)	Derivative Financial Instruments

The Company held interest rate swaps that expired on September 1, 2009 which were designated as cash flow hedges of the variability in interest payments on certain notes payable. The Company formally assessed whether the derivative instruments were highly effective in offsetting changes in the related interest payments at hedge inception and an ongoing basis. The changes in fair value of derivative instruments that were highly effective and were designated as cash flow hedges were recorded in other comprehensive income. Over time, the unrealized gains and losses held in accumulated other comprehensive income were reclassified to earnings. This reclassification occurs when the related interest payments are also recognized in earnings. See Note 7 for further discussion.

(i)	Asset Retirement Obligations

The Company recognizes a liability for the fair value of conditional asset retirement obligations if the fair value of the liability can be reasonably estimated. Recorded conditional asset retirement obligations at December 31, 2009 and 2008 were $6.1 million and $6.0 million. Related accretion was approximately $191,000 and $198,000 of expense and $540,000 of revenue for the years ended December 31, 2009, 2008, and 2007, respectively.

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

(j)	Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as a partnership. Accordingly, income is allocated to the members for inclusion in their tax returns and no provision or liability for Federal and state income taxes has been included in the consolidated financial statements.

On January 1, 2009, the Company adopted the authoritative guidance on accounting for an disclosure of uncertainty in tax positions which requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more than likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company has determined that there was not a material effect on the financial statements from the adoption of this authoritative guidance. The Company has evaluated the tax positions and determined that no liability exists as of December 31, 2009.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 31, 2009, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2006 forward (with limited exceptions).

(k)	Assets and Liabilities Measured at Fair Value

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the Company uses a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from independent sources (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the Company’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

•	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Unobservable inputs for the asset or liability, which are typically based on the Company’s own assumptions, as there is little, if any, related market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. As of

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

December 31, 2009, all of the Company’s assets and liabilities that are measured at fair value on a recurring and non-recurring basis were derived using primarily Level 3 inputs.

(l)	Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (820) – Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 provides amendments to Subtopic 820-10 and requires new disclosures for transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosure requirements for the level of disaggregation for each class of assets and liabilities and for the inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for financial statements issued for interim and annual periods ending after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted this ASU on December 31, 2009.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“FASB ASC Topic 855”). This Statement establishes principles and requirements for subsequent events. In particular, this Statement sets forth a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This Statement is effective for financial statements issued for interim and annual periods ending after June 15, 2009. The Company adopted this Statement on December 31, 2009.

2.	Concentration of Risk

Management of the Company performs ongoing credit evaluations of its tenants. At December 31, 2009, approximately 24%, 20% and 14% of the Company’s consolidated revenues are generated in California, Virginia and Maryland, respectively. No other state generates more than 7% of the Company’s consolidated revenues. No single tenant generates more than 3% of the Company’s consolidated revenues.

3.	Real Estate Investments

During 2009, the members’ contributed a property with an asset value of $6.8 million. The property was contributed subject to a mortgage payable of $10.5 million and security deposits of approximately $30,000. The operating results of the property are included in the Company’s accompanying Consolidated Statements of Operations from its contribution date of June 1, 2009.

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

The book value of the property contributed is as follows (in thousands):

Land	$1,787
Buildings and improvements, net	4,931
Straight-line rent	44
Deferred leasing costs, net	66
Deferred loan costs, net	1

Total assets contributed	6,829

Liabilities contributed	10,530

Net liabilities contributed	$3,701

4.	Discontinued Operations

There were no properties sold during the year ended December 31, 2009. During the years ended December 31, 2008 and 2007, the Company sold seven and one properties, respectively. The combined operating income and gain on the sale of properties was reclassified to discontinued operations. The revenues from properties included in discontinued operations were approximately $4.8 million and $13.1 million for the years ended December 31, 2008 and 2007, respectively. The expenses from properties included in discontinued operations were $5.0 million and $15.0 million and operating loss was approximately $213,000 and $1.9 million for the years ended December 31, 2008 and 2007, respectively. The gain on sales from properties included in discontinued operations was $8.9 million and approximately $560,000 for the years ended December 31, 2008 and 2007, respectively.

5.	Acquired Lease Intangibles

The Company has acquired lease intangible assets, net of amortization, of $42.3 million and $57.0 million at December 31, 2009 and 2008, respectively, of which $31.0 million and $42.8 million relates to in-place leases. These in-place leases have a remaining weighted average amortization period of 7 years and the aggregate amortization expense recorded for these in-place leases was $11.7 million, $18.5 million, and $29.9 million for the years ended December 31, 2009, 2008, and 2007, respectively. The Company has above-market lease intangible assets, net of amortization, of $11.3 million and $14.2 million at December 31, 2009 and 2008. The remaining weighted average amortization period is 10 years and the aggregate amortization expense recorded as a reduction to minimum rent for these above-market leases was approximately $2.9 million, $4.1 million, and $7.2 million for the years ended December 31, 2009, 2008, and 2007, respectively.

The Company has acquired lease intangible liabilities, net of accretion, of $26.3 million and $33.7 million at December 31, 2009 and 2008. The remaining weighted average accretion period is 7 years and the aggregate amount accreted as an increase to minimum rent for these below-market rents was $7.4 million, $9.5 million, and $13.0 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

The estimated aggregate amortization and net accretion amounts from acquired lease intangibles for each of the next five years are as follows (in thousands):

Year Ending December 31,	Amortization Expense	Net Accretion
2010	$9,570	$5,188
2011	7,661	4,602
2012	6,302	3,792
2013	4,867	3,403
2014	3,506	2,852
Thereafter	10,419	6,470

Total	$42,325	$26,307

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

6.	Mortgages Payable

The Company’s outstanding debt at December 31, 2009 and 2008 consists of the following (in thousands):

	2009	2008
Mortgage notes with interest only payable monthly at fixed rates of 4.68% to 5.81% and maturities of June 2010 to March 2016 as of December 31, 2009, and 4.68% to 7.16% and maturities of December 2009 to March 2016 as of December 31, 2008; secured by certain properties	$1,389,610	$1,392,610

Mortgage note payable in monthly installments of interest only of $77 through March 2008, thereafter monthly installments of principal and interest of $95 at a rate of 5.45%, secured by a property, due February 2015	16,490	16,729

Mortgage note payable in monthly installments of interest only of $54 through February 2008, thereafter monthly installments of principal and interest of $65 at a rate of 5.47%, secured by a property, due February 2013	11,224	11,378

Mortgage note payable in monthly installments of interest only of $52 through March 2011, thereafter monthly installments of principal and interest of $62 at a rate of 5.81%, secured by a property, due March 2016	10,500	—

Mortgage note payable in monthly installments of principal and interest of $50 at a rate of 5.05%, secured by a property, due May 2013	8,652	8,807

Mortgage note payable in monthly installments of principal and interest of $52 at a rate of 6.75%, secured by a property, due July 2019	7,451	—

Mortgage note with interest only payable monthly at LIBOR plus 1.45% (1.69% at December 31, 2009) secured by a property, due September 2010	47,235	47,235

Unamortized debt market premiums on assumed mortgages payable	478	650

Total mortgages payable	$1,491,640	$1,477,409

Mortgage loans are collateralized and may be prepaid, but could be subject to yield maintenance premiums. Mortgage loans are generally due in monthly installments of either interest only or principal and interest, and mature over various terms through 2019. Fixed interest rates on mortgage loans range from 4.68% to 6.75% and average 5.18%. As of December 31, 2009, the Company had one variable rate mortgage loan with an interest rate equal to LIBOR plus 145 basis points maturing on September 1, 2010. The Company plans to repay the loan at maturity with capital contributions of the Members.

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

As of December 31, 2009, scheduled principal repayments on notes payable were as follows (in thousands):

Scheduled Payments by Year	Scheduled Principal Payments	Mortgage Loan Maturities	Total Payments
2010	$701	576,310	577,011
2011	833	430,382	431,215
2012	910	229,237	230,147
2013	663	28,769	29,432
2014	621	9,800	10,421
Beyond 5 Years	1,080	211,856	212,936
Unamortized debt premium	—	478	478

Total	$4,808	1,486,832	1,491,640

The Company is required to comply, and is in compliance with, certain financial and other covenants customary with these types of mortgage financings.

On June 1, 2009, the Company assumed a $10.5 million mortgage payable. See Note 3 for further discussion.

7.	Derivative Financial Instruments

On August 17, 2007, the Company entered into an interest rate swap to mitigate the interest rate risk on $47.2 million of variable rate debt held by the Company. The Company expected the cash flows related to the swaps to be highly effective in offsetting the changes in the cash flows of the variable rate debt, therefore, the Company elected to designate the swaps as cash flow hedges of the variable rate debt.

The swap expired on September 1, 2009. The Company recognized a net loss of $1.5 million, a net loss of approximately $750,000, and a net gain of approximately $51,000 on the interest rate swap for the years ended December 31, 2009, 2008, and 2007, respectively, which has been recognized as a component of interest expense.

The fair value of the swap was a liability of $0 and $1.3 million at December 31, 2009 and 2008, respectively. The (decrease)/increase in fair value of approximately ($1.3) million and $448,000 has been recorded through other comprehensive income for the years ended December 31, 2009 and 2008, respectively.

8.	Fair Value Measurements

Impairment of Long-lived Assets

Long-lived assets held and used are comprised primarily of real estate. As part of the sales negotiation to GRI, the Company identified properties that it would target for sale over the next three years. These properties were previously expected to be held and used long term and this change in the holding period resulted in a provision for impairment. Of the properties selected, 14 were impaired and have been recorded at their fair value as of December 31, 2009. The

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

Company has recorded a provision for impairment of $104.4 million. Additional impairments may be necessary in the future in the event that market conditions continue to deteriorate and impact the factors used to estimate fair value, the Company reduces the holding period on properties held and used, or it decides to classify properties as held for sale where they were previously classified as held and used. See Note 1(b) for a discussion of the inputs used in determining the fair value of long-lived assets. The Company has determined that the inputs used to value its long-lived assets fall within Level 3 of the fair value hierarchy.

The Company’s assets measured at fair value on a nonrecurring basis are those assets for which the Company has recorded a provision for impairment during 2009. The assets measured at fair value on a nonrecurring basis had a fair market value of $161.5 million at the date of impairment.

The following represent additional fair value disclosures for other assets and liabilities that are included in the accompanying consolidated financial statements.

Mortgages Payable

The fair value of the Company’s mortgages payable are estimated based on the current rates available to the Company for debt of the same terms and remaining maturities. Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of the mortgages payable and other financing arrangements is approximately $1.48 billion and $1.41 billion at December 31, 2009 and 2008, respectively.

9.	Members’ Capital

Additional contributions may be made by RCLP in the form of properties and/or cash and by MCW, MRM, and GRI in the form of cash. Written approval of the Members is required prior to additional contributions. If, at any time, the Members agree that additional funds are needed for any purpose, the Members shall make such additional contributions in accordance with their respective percentage interest.

Distributions of net operating cash flow are made to the Members each month in proportion to their percentage interest as of the end of the month for which the distributions are being made. Distributions are adjusted quarterly in accordance with the Agreement for preferred distributions related to the Performance Amount and/or the Base Amount as defined in the Agreement.

Distributions of proceeds from debt refinancings or property sale transactions are made in accordance with their respective percentage interest.

Net income is allocated to the Members in proportion to their respective percentage interest except for special quarterly allocations related to preferred distributions. These special allocations are intended to return the Members capital accounts to an amount equal to their respective percentage interest, which represents hypothetical liquidation at book value.

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

10.	Leases

The Company has entered into noncancelable operating leases with nonrelated parties, as tenants of its properties. Future minimum rents under noncancelable operating leases as of December 31, 2009, excluding both tenant reimbursements of operating expenses and additional percentage rent based on tenants’ sales volume, are as follows (in thousands):

Year Ending December 31,	Amount
2010	$157,064
2011	142,247
2012	117,696
2013	92,047
2014	70,496
Thereafter	247,259

Total	$826,809

In connection with the property acquisitions on June 1, 2005, the Company assumed a capital lease for certain land parcels and a related note payable and accrued interest totaling $4.8 million. The Company recorded a debt premium of $1.1 million to reflect the assumed debt at its fair value. The note payable accrues interest at a fixed rate of 7.9%, and the principal and accrued interest balance matures August 1, 2018, at which time the Company has the option to purchase the land, or the lessor has the right to put the land to the Company for $6.5 million plus the outstanding note payable and accrued interest.

The note payable, accrued interest and debt premium are recorded in accounts payable and other liabilities in the accompanying Consolidated Balance Sheets. Assets under the capital lease are included in real estate investments as land with the recorded value of $5.7 million at December 31, 2009 and 2008.

Future minimum lease payments under the capital lease as of December 31, 2009 are as follows (in thousands):

Year Ending December 31,	Amount
2010	$292
2011	292
2012	292
2013	292
2014	292
Thereafter	7,543

9,003
Less: amount representing interest	(4,688)

Total	$4,315

11.	Related Party Transactions

For each new property acquired by the Company from a third party that is not an affiliate of the Members, the Company shall pay MRM/RCLP an acquisition fee equal to 1% of the total purchase price of the property plus reimbursement of its third party acquisition costs, which will

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

be added to the Company’s basis in the property. No such fees were incurred during the years ended December 31, 2009, 2008 and 2007.

For each new property acquired by the Company directly from an affiliated joint venture, the Company shall pay MRM/RCLP an acquisition fee equal to 1% of the total purchase price multiplied by the percentage of the equity ownership interest in such affiliated joint venture that is not directly or indirectly owned by a Member or its affiliate plus reimbursement of its third party acquisition costs, which will be added to the Company’s basis in the property. No such fees were incurred during the years ended December 31, 2009, 2008 and 2007.

For each new property acquired by the Company directly from RCLP or its affiliates, the Company shall pay MRM/RCLP an acquisition fee, which will be separately agreed upon by the Members. No such fees were incurred for the years ended December 31, 2009, 2008 and 2007.

Per the Agreement, the Company shall pay MRM/RCLP a fee for capital restructuring and consulting services provided in connection with any new financing, as defined by the Agreement, for the Company. The fee is equal to 50 basis points of the total amount of the original principal amount of such financing less any third party brokerage fees. No such fees were incurred during the years ended December 31, 2009, 2008 and 2007.

Regency Realty Group, Inc. (RRG), an affiliate of RCLP, has entered into a management agreement whereby RRG provides property management services to the Company for the properties owned by the Company as detailed in the management agreement. RRG receives, as compensation for property management services, an annual sum equal to 3% of effective gross income of the properties, as defined by the Agreement, for the period from June 1, 2005 (inception) through May 31, 2007. This rate will increase by 25 basis points annually starting on June 1, 2007 to a maximum rate of 4% at June 1, 2010. During the years ended December 31, 2009, 2008 and 2007, the Company incurred $8.0 million, $8.1 million and $6.8 million respectively, for such services, of which approximately $742,000, $703,000, and $634,000 are included in accounts payable and other liabilities at December 31, 2009, 2008 and 2007, respectively.

Per the Agreement, the Company incurs a due diligence fee payable to MRM/RCLP for due diligence services provide in connection with the Company’s acquisition or disposition of properties. The fee is equal to 25 basis points of the purchase price or sale price, as the case may be, of any property. In addition, MRM/RCLP shall be reimbursed for its third party costs. No such fees were incurred during the years ended December 31, 2009, 2008 and 2007.

The management agreement also states that RCLP is entitled to a construction supervision fee of 5% of project costs in excess of $25,000 on any future development or construction project undertaken by the Company. During the years ended December 31, 2009, 2008 and 2007, the Company incurred fees of approximately $461,000, $1.1 million, and approximately $325,000, respectively, for such services, of which approximately $5,000 and $123,000 are included in accounts payable and other liabilities at December 31, 2009 and 2008, respectively.

Macquarie CountryWide – Regency II, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008 (unaudited)

12.	Commitments and Contingencies

The Company is involved in litigation and other legal proceedings arising in the course of its normal business activities. The Company believes that any liability resulting from these matters, after taking into consideration its insurance coverages and amounts recorded in the accompanying consolidated financial statements, will not have a material adverse effect on its consolidated financial position, cash flows, or results from operations.

13.	Subsequent Events

The Company has evaluated all subsequent events and transactions that occurred after its December 31, 2009 consolidated balance sheet date through March 31, 2010, the date these consolidated financial statements were issued, noting the following material events or transactions.

On March 11, 2010, an amendment was filed with the state of Delaware to change the name of the Company from Macquarie CountryWide – Regency, LLC to GRI – Regency, LLC.

On March 30, 2010, Regency closed on its option to acquire an additional 15% interest in the Company, increasing its total ownership to 40%. See Note 1 (a) for further discussion.